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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Captiva Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14073T109

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 14073T109			Page 2 of 4

1.	Name of Reporting Person: Luther King Capital Management Corporation 301 Commerce Street Suite 1600 Forth Worth, TX 76102		I.R.S. Identification Nos. of above persons (entities only): 75-0163033

2.	Check the Appropriate Box if a Member of a Group: Shares are also owned in an account for the benefit of a Luther King Capital Management employee's family and Luther King Capital Management employees.
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Forth Worth, Texas

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
605,530 Luther King Capital Management
  30,000 Mark Johnson                       750 Christina Johnson
    2,475 Catherine Johnson             3,575 Christin Johnson
    3,025 Matthew Johnson               1,250 Jack & Christina Bronson
       500 Jim Kerrigan                      2,000 Alan Marshall
1,700 Dave Lehman

		6.	Shared Voting Power:

7.	Sole Dispositive Power:
605,530 Luther King Capital Management
  30,000 Mark Johnson                       750 Christina Johnson
    2,475 Catherine Johnson             3,575 Christin Johnson
    3,025 Matthew Johnson               1,250 Jack & Christina Bronson
       500 Jim Kerrigan                      2,000 Alan Marshall
1,700 Dave Lehman

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,805

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: IA

2

CUSIP No. 14073T109	13G	Page 3 of 4 Pages

Item 1.	(a)	Name of Issuer: Captiva Software Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 10145 Pacific Heights Blvd. San Diego, CA 92121

Item 2.	(a)	Name of Person Filing: Luther King Capital Management Corporation

	(b)	Address of Principal Business Office, or if None, Residence: 301 Commerce Street, Suite 1600 Fort Worth, TX 76102

	(c)	Citizenship: Fort Worth, Texas USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 14073T109

Item 3.	Luther King is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	(a)	Amount Beneficially Owned: 650,805

	(b)	Percent of Class: 5.3%

	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote 650,805
(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of 650,805
(iv) shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

CUSIP No. 14073T109	13G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2005

Signature:	/s/ J. Luther King, Jr.

Name/Title:	President